                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  __________

                                 SCHEDULE 13G

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                   TO RULES 13d-1(b) AND (c)  AND AMENDMENTS
                      THERETO FILED PURSUANT TO RULE 13d-2
                           (Amendment No. _____)/1/



                          Bioanalytical Systems, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                     Common Stock, no par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  09058M 10 3
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                  __________






_______________

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO.  09058M103            13G                      PAGE 2 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PRIMUS CAPITAL FUND II LIMITED PARTNERSHIP
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Ohio

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          470,255 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          470,255 (see Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      470,255 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      11.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO.  09058M103              13G                    PAGE 3 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PRIMUS MANAGEMENT II
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Ohio

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          470,255 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          470,255 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      470,255 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      11.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO.  09058M103              13G                    PAGE 4 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PRIMUS VENTURE PARTNERS
      I.R.S. IDENTICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Ohio

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          470,255 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          470,255 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      470,255 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      11.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G


Item 1(a).     Name of Issuer:

               Bioanalytical Systems, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               2701 Kent Avenue
               West Lafayette, Indiana 47906

Item 2(a).     Name of Person Filing:

                    This Schedule 13G is being jointly filed by each of the
               following persons pursuant to Rule 13d-(1)(f) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Primus Capital Fund II Limited Partnership ("PCF"), an Ohio limited partnership, by virtue of its direct beneficial ownership of 470,255 shares of common stock, no par value per share (the "Common Stock"), of Bioanalytical Systems, Inc., an Indiana corporation (the "Company"); (ii) Primus Management II ("PM"), an Ohio general partnership, as the sole general partner of PCF; and
               (iii) Primus Venture Partners ("PVP"), an Ohio limited partnership, as one of the two general partners of PM. PCF, PM and PVP are hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, dated February 10, 1998, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(f)(1) under the Act. The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act as a result of the relationships among such Reporting Persons described in this
               Schedule 13G. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this
               Schedule 13G.

Item 2(b).     Address of Principal Business Office or, if none, Residence:

                    The address of the principal business office of each of the
               Reporting Persons is c/o Primus Venture Partners, 5900 Landerbrook Drive, Suite 200, Mayfield Heights, OH 44124.

Item 2(c).     Citizenship:

                    Each of PCF, PM and PVP are partnerships organized under the laws of the State of Ohio.

Item 2(d).     Title of Class of Securities:

               Common Stock, no par value per share.

Item 2(e).     CUSIP No.:

               09058M 10 3

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

               Not Applicable.

Item 4.        Ownership:

               (a)-(c). Each Reporting Person named in response to Item 2 hereof has, as of December 31, 1997, shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the Common Stock as follows:

                    Primus Capital Fund II Limited Partnership. PCF has the
               shared power to vote and to dispose of 470,255 shares of Common Stock currently held by PCF, constituting approximately 11.1% of the outstanding Common Stock.

                    Primus Management II. PM, as the sole general partner of
               PCF, may be deemed to have the shared power to vote and to dispose of 470,255 shares of Common Stock currently held by PCF, which constitutes approximately 11.1% of the outstanding Common Stock. The filing of this Schedule 13G by PM shall not be considered an admission that PM is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by PCF.

                    Primus Venture Partners. PVP, as one of the two general
               partners of PM, may be deemed to have the shared power to vote and to dispose of 470,255 shares of Common Stock currently held by PCF, which constitutes approximately 11.1% of the outstanding Common Stock. Primus Advisors, Inc. ("PAI") is the other general partner of PM. PAI is an Ohio nonprofit corporation which serves solely as an advisory board to PCF. PAI has delegated all of its power with respect to PM to PVP. The filing of this Schedule 13G by PVP shall not be considered an admission that PVP is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of the shares held by PCF.

                    PVP is an Ohio limited partnership which has five general
               partners, Loyal W. Wilson, James T. Bartlett, Kevin J. McGinty, William C. Mulligan and Jonathan E. Dick. Messrs. Wilson and Bartlett serve as the "Managing Partners" of PVP and are entitled by mutal agreement to exercise all rights and powers with respect to the management and control of PVP.

               Pursuant to Rule 13d-5(b)(1) under the Exchange Act, the Reporting Persons may be deemed as a group to have beneficial ownership of 470,255 shares of Common Stock, the aggregate number of shares of Common Stock held by the Reporting Persons, representing approximately 11.1% of the outstanding Common Stock as of December 31, 1997. Except as otherwise specifically noted, all of the percentages calculated in this Schedule 13G are based upon an aggregate of 4,250,000 shares of Common Stock outstanding on or about November 24, 1997, as disclosed in the Company's Final Prospectus dated on or about November 24, 1997 as filed under Rule 424(b) promulgated under the Securities Act of 1933, as amended. Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by each other Reporting Person.

Item 5.   Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person:

          See response to Item 4. Any such interest does not relate to more than five percent of the Common Stock outstanding as of December 31, 1997.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group:

          Not Applicable.

Item 9.   Notice of Dissolution of Group:

          Not Applicable.

Item 10.  Certification:

          Not Applicable.

                                   SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  February 10, 1998


                                    PRIMUS CAPITAL FUND II LIMITED PARTNERSHIP

                                    By:  Primus Management II
                                    Its:  General Partner

                                    By:  Primus Venture Partners
                                    Its:  General Partner


                                    By:  /s/ Loyal W. Wilson
                                         -------------------------------------

                                    Its: General Partner
                                         -------------------------------------


                                    PRIMUS MANAGEMENT II

                                    By:  Primus Venture Partners
                                    Its: General Partner

                                    By:  /s/ Loyal W. Wilson
                                         -------------------------------------

                                    Its: General Partner
                                         -------------------------------------


                                    PRIMUS VENTURE PARTNERS

                                    By:  /s/ Loyal W. Wilson
                                         -------------------------------------

                                    Its: General Partner
                                         -------------------------------------

                                                                       Exhibit A
                                                                       ---------


                    AGREEMENT REGARDING THE JOINT FILING OF
                                 SCHEDULE 13G

                             _____________________

The undersigned hereby agree as follows:

          (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

          (ii) Each of them is responsible for the timely filing of such
Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  February 10, 1998

                                    PRIMUS CAPITAL FUND II LIMITED
                                    PARTNERSHIP

                                    By:   Primus Management II
                                    Its:  General Partner

                                    By:   Primus Venture Partners
                                    Its:  General Partner


                                    By:   /s/ Loyal W. Wilson
                                          ------------------------------------

                                    Its:  General Partner
                                          ------------------------------------


                                    PRIMUS MANAGEMENT II

                                    By:  Primus Venture Partners
                                    Its: General Partner

                                    By:  /s/ Loyal W. Wilson
                                         -------------------------------------

                                    Its: General Partner
                                         -------------------------------------

                                    PRIMUS VENTURE PARTNERS

                                    By:  /s/ Loyal W. Wilson
                                         -------------------------------------

                                    Its: General Partner
                                         -------------------------------------